UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 23 October 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes          No X

Issued by Harmony Gold
Mining Company Limited
23 October 2012
For more details contact:
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 11 411 2037 (office)
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Harmony issues final ultimatum to striking workers at its Kusasalethu mine
Johannesburg, Tuesday, 23 October 2012: Harmony Gold Mining Company Limited
(‘Harmony’ or ‘the Company’) advises that it issued a final ultimatum today to the 5 400 striking workers at its Kusasalethu mine near Carletonville.
These striking workers embarked on an unprotected strike since the evening of the 2 nd
of
October 2012. An interdict was obtained and subsequently communicated to all the parties on Friday, 5 October 2012 and numerous subsequent communications urged the workers to return to work. The final ultimatum has been issued after all other attempts and avenues to end the unprotected strike have been exhausted. The ultimatum calls on all striking workers at Kusasalethu to return to work by 06h00 on Thursday, 25 October 2012. Those who do not present themselves for work at that time will be dismissed.
The unprotected strike is deemed illegal as Harmony signed a two year agreement with the unions in 2011 under the auspices of the Chamber of Mines which resulted in a wage increase, both last year as well as this year on 1 July. Harmony’s annual wage increases range between 7.5% and 10% between the various job categories. In addition to their salaries and benefits, all members of the bargaining units are also entitled to receive a 1%
profit share after capital per quarter.
To date, Kusasalethu has lost approximately 20 days’ production, which represents close to
13 000 ounces* of gold production, due to the strike.
Graham Briggs, chief executive officer of Harmony commented, “We encourage the employees at Kusasalethu to return to work before Thursday morning in order to sustain their own future as well as that of Kusasalethu.”
*Private Securities Litigation Reform Act Safe Harbour Statement
This statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of
1933, as amended, and 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbour created by such sections. These statements may be identified by words such as “expects”,
“looks forward to”, “anticipates”, “intends”, “believes”, “seeks”, “estimates”, “will”, “project” or words of similar meaning. All statements other than those of historical facts included in this statement are forward-looking statements, including, without limitation, (i) estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices; (ii) estimates of future gold and other metals production and sales, (iii) estimates of future cash costs;( iv) estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices;
(v) statements regarding future debt repayments; (vi) estimates of future capital expenditures; and (vii) estimates of reserves, and statements regarding future exploration results and the replacement of reserves. Where the
Company expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include, but are not limited to, gold and other metals price volatility, currency fluctuations, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, project cost overruns, as well as political, economic and operational risks in the countries in which we operate and governmental regulation and judicial outcomes. For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company's latest Annual Report on Form 20-F for the year ended June 30, 2012 which is on file with the
Securities and Exchange Commission, as well as the Company's other SEC filings. The Company does not undertake any obligation to release publicly any revisions to any "forward-looking statement" to reflect events or circumstances after the date of this presentation, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 23, 2012
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director